Exhibit 99.1

Midas Gold Provides Corporate Update

- Six New Directors Appointed to Board of Midas Gold Corp. -

- Ms. Laurel Sayer Appointed President and CEO of Midas Gold Corp. -

- Reaffirms Timing for Release of Feasibility Study on Stibnite Gold Project in December -

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) announced today the transition of five members the Company’s current Board of Directors (the “Board”) to five new, independent directors who will assist the Company in moving the Stibnite Gold Project (the “Project”) through the remaining phase of permitting under the National Environmental Policy Act and into construction and operations. The decision comes as a part of a transition agreement between the Company and Paulson & Co. Inc. (“Paulson”), which owns 44.1% of the outstanding common shares of the Company. As part of the agreement, Stephen Quin has resigned as President, CEO and a director of the Company and has been succeeded by Ms. Laurel Sayer, currently President and CEO of the Company’s wholly-owned subsidiary, Midas Gold Idaho, Inc. (“Midas Gold Idaho”).

The transition agreement results in the resignation from the Board of the following members: Keith Allred, Jaimie Donovan, Brad Doores, Jon Goode, and Peter Nixon, effective today.

“We are confident in the management team at Midas Gold and the value provided by the Stibnite Gold Project,” said Peter Nixon, former Lead Director of Midas Gold. He added, “Today’s transition allows the Company to continue to focus on the execution of its business plan, the successful completion of the permitting process, and the Company’s continuing efforts to create value for all stakeholders.”

“We are grateful for the dedicated service Brad, Jaimie, Jon, Keith, and Peter gave to Midas Gold over the years,” said Laurel Sayer, newly appointed President and CEO of Midas Gold. “Their leadership, guidance and commitment to designing a Project that will clean up an abandoned site and benefit the surrounding communities established a strong footing for the Company, which will be critical as the Project moves forward.”

In their roles as the remaining two directors of the Company, Marcelo Kim and Chris Papagianis appointed the following five independent directors to fill Board vacancies: Bob Dean, David Deisley, Jeff Malmen, Chris Robison and Alex Sternhell. In addition to being named President and CEO of Midas Gold, Laurel Sayer has also been appointed a director of the Company.

Marcelo Kim said, “We are delighted to welcome Laurel to the role of President and CEO of Midas Gold Corp. Having been the leader of Midas Gold Idaho since 2016, she is a proven leader with a track record of success and has the skills necessary to achieve the Company’s strategic objectives.”

“The changes implemented today position Midas Gold for the future stages of its development,” said Mr. Kim. He added, “We are enthusiastic about the Company’s future, are appreciative of the outgoing directors’ willingness to facilitate the transition and look forward to working closely and collaboratively with the Company’s new independent directors and management team to bring the Project to fruition.”

“On behalf of the Company and all its stakeholders, I thank Stephen Quin for his tireless and exemplary service. The Company wishes him well in all his future endeavors,” said Mr. Nixon.

Mr. Quin, who has served as President and Chief Executive Officer from the inception of the Company in 2011, will be available to assist the Company over the next three months to ensure a smooth executive transition.

“Stephen set the vision for this Project, he brought together an all-star team and led Midas Gold with integrity. He has provided a foundation that will continue to be the strength of the Project as it moves forward,” said Ms. Sayer. “We are forever grateful for Stephen’s leadership and will continue to implement his vision of a Project that restores the environment, incorporates the needs and feedback of all stakeholders, and pushes forward a new generation of responsible, modern mining.”

The changes announced today will have no impact on Midas Gold’s proposed Project or commitments. The Company remains focused on restoring the site, providing Idaho with more than 1,000 direct and indirect family wage jobs and securing America’s only domestically mined supply of the critical mineral antimony. The Community Agreement Midas Gold signed with eight of the communities closest to the Project also remains intact.

“Paulson & Co. believes in the Stibnite Gold Project and the Idaho team which has worked diligently to bring it this far,” said Mr. Kim. “We know this Project is an enormous opportunity for Idaho and has the potential to establish a new precedent for precious metal and critical mineral development. Developing this Project will provide the financial resources necessary to address the legacy issues that remain at the historical Stibnite Mining District following a century of mining. In addition to cleaning up a brownfield site, the Stibnite Gold Project will reduce America’s reliance on foreign sources for antimony, which is critical to the national defense, aerospace, energy (including renewables), and technology industries.”

Biographies of the new independent directors added to the Company’s board follow. These new directors will join existing directors Marcelo Kim and Chris Papagianis.

•	Bob Dean, who was raised in Idaho and now resides in Boise, has over two decades of experience in business, investment management, corporate finance, and capital markets, having spent over 20 years at Allen & Company. He is currently the Managing Member of Gemstone Capital and Co-Owner of Ada Sand & Gravel, one of the largest independent producers of construction aggregates in Southwestern Idaho. Mr. Dean is a Board Member of Natural Intelligence Systems, Inc., an Advisory Committee Member at Greybull Stewardship, and serves as a Board Member of several non-profits including Trailhead Boise, MoFi, and Ramapo for Children.

•	David Deisley, who resides in Salt Lake City, Utah, most recently led the successful permitting effort for the Donlin Gold Project in Alaska for NovaGold Resources and brings extensive recent permitting experience in the U.S. as well as a wealth of experience in corporate affairs, native/tribal stakeholder engagement, legal governance, litigation, and mergers and acquisitions. Prior to his tenure with NovaGold, Mr. Deisley was the Executive Vice President, Corporate Affairs and General Counsel for Goldcorp and previously worked at Barrick Gold.

•	Jeff Malmen, a native Idahoan who resides in Boise, is currently the Senior Vice President of Public Affairs for IDACORP and Idaho Power, where he has worked since 2007. In his role, he oversees government and regulatory affairs, corporate communications, and corporate services, including supply chain, real estate and facilities. Prior to that, Mr. Malmen enjoyed a 21-year career in state and federal politics, most recently as Chief of Staff for Idaho Governor C.L. “Butch” Otter and Idaho Governor Phil Batt prior to that. He also served as Administrator of the Division of Financial Management for Idaho Governor Dirk Kempthorne. He is the Vice Chairman of the Idaho Association of Commerce and Industry and Board Member of the Idaho Mining Association.

•	Chris Robison, who resides in Denver, Colorado and was most recently Chief Operating Officer for Newmont Mining, the world’s largest gold miner, brings extensive expertise in mining, metallurgy, project development, mine safety, stakeholder engagement, environmental issues, corporate social responsibility, supply chain, mergers and acquisitions, capital investments, business improvement and regulatory issues. Prior to his role at Newmont, Mr. Robison had a distinguished career at Rio Tinto Minerals and Kennecott Utah Copper.

•	Laurel Sayer, based in Boise, Idaho has served as President and CEO of Midas Gold Idaho, since 2016. Before her appointment as CEO, Ms. Sayer served on the Midas Gold Board for two years. Prior to her appointment to the Midas Gold Board, she worked as the executive director of the Idaho Coalition of Land Trusts (ICLT), which is dedicated to supporting and advancing private land conservation in Idaho. Ms. Sayer also spent more than two decades working on policy matters with Idaho Congressman Mike Simpson and Idaho United States Senator Mike Crapo, with an emphasis on natural resource issues.

•	Alex Sternhell, based in Chevy Chase, Maryland, is one of the top Washington strategists and lobbyists helping to shape U.S. public policy as Principal of the Sternhell Group. Mr. Sternhell has more than two decades of experience working on Capitol Hill. He served as the Democratic Deputy Staff Director of and Senior Policy Advisor to the U.S. Senate Committee on Banking, Housing and Urban Affairs as well as the Staff Director for the Senate Banking Subcommittee on Securities and Investment. He played a key role in drafting and negotiating nearly every major piece of financial services legislation in recent history, including Sarbanes-Oxley, the Terrorism Risk Insurance Act, and Gramm-Leach Bliley.

The Company also announced today that it will hold its 2021 annual meeting of shareholders by April 16, 2021, where all shareholders will be afforded the opportunity to vote on the election of the Company’s directors.

Midas Gold continues to advance towards completion of its feasibility study on the Stibnite Gold Project and anticipates issuing the results of the study before the end of the year.

Additional information regarding the transition arrangements announced today is included in the Transition Agreement, which will be filed by Midas Gold on its SEDAR profile at www.sedar.com.

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

Forward-Looking Information:

Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken in respect of the transition matters outlined herein; the permitting process; the impact on the Company’s proposed Project or commitments; the potential for establishing new precedent for mineral development, provision of financial resources to address legacy issues at the Project and reduction of reliance on foreign sources for antimony; and the timing for (i) holding the Company’s 2021 annual meeting of shareholders; and (ii) completion of a feasibility study on the Project, including the release of the results thereof. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by the Forward-Looking Information. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the permitting process will proceed in a timely manner and as expected; that agency engagement, cooperation and collaboration will follow the agreed upon and proceed as expected; that the transition matters outlined herein will proceed as expected and will not affect the Company’s business or prospects in a materially adverse manner; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the National Environmental Policy Act; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the applicable state, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.